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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of SEPTEMBER 10, 2007

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH - 8070 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ___________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ___________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission Filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

CREDIT SUISSE GROUP
Paradeplatz 8	Telephone+41 844 33 88 44
P.O. Box	Fax+41 44 333 88 77
CH-8070 Zurich	media.relations@credit-
Switzerland	suisse.com

Media Release

Credit Suisse Group appoints Kai Nargolwala to Executive Board as CEO Asia-Pacific

Zurich, September 6, 2007 Credit Suisse Group is pleased to announce that Kai Nargolwala has been appointed Chief Executive Officer of the Asia-Pacific region. In this role, Mr. Nargolwala will report to Brady W. Dougan, Chief Executive Officer of Credit Suisse, and will be a member of the Executive Board. He will be based in Hong Kong and will assume his new responsibilities on January 1, 2008.

Mr. Nargolwala succeeds Paul Calello, who has been CEO of Asia-Pacific since 2002. Mr. Calello was appointed CEO of Credit Suisse’s Investment Banking division in May 2007 and will continue to act as interim CEO of the region until Mr. Nargolwala assumes his responsibilities.

Mr. Nargolwala will work with the Investment Banking, Private Banking and Asset Management divisions, leading the integrated bank in the region.

He joins Credit Suisse with three decades of industry experience in Europe, the US and Asia, the last 10 years of which have been at Standard Chartered plc. He has been a member of the Board of Standard Chartered since 1999.

Brady W. Dougan, CEO of Credit Suisse, said: “I am delighted that Kai Nargolwala, a seasoned and respected banker, will join the Executive Board of the bank. We look forward to his contribution to Credit Suisse as we focus on growing our business across Asia-Pacific.”

He added: “Under Paul Calello’s leadership, we have built a very strong franchise in Asia-Pacific and Credit Suisse now enjoys market leader status across the region. We have been particularly successful in providing holistic solutions to our clients and realizing the benefits of the integrated bank. We continue to see growth opportunities in Asia-Pacific and, with Kai’s appointment, we expect to build on the considerable momentum that we have already established in the region.”

Commenting on his new responsibilities, Mr. Nargolwala said: “I am delighted to have been given this opportunity to contribute to the further success of Credit Suisse in Asia-Pacific. The bank has great momentum in the region. Together with its excellent people, I will be focused on further leveraging the bank’s strong global capabilities across the franchise in Asia-Pacific. I look forward to my new role with great excitement.”

Kai Nargolwala

Kai Nargolwala will join Credit Suisse after spending 10 years at Standard Chartered. He has been a Board Member of Standard Chartered since 1999, and is currently responsible for its Governance in Asia and its Global Risk and Special Asset Management functions. In this capacity, he has also led the bank’s M&A activities and regulatory and governmental relationships in Asia. In addition, he has been responsible for senior client contact and talent management across the Asian franchise. Prior to joining Standard Chartered, he worked for Bank of America for 19 years in Europe, the US and Asia, most recently as its Group Executive Vice President and Head of the Asia Wholesale Banking Group, headquartered in Hong Kong. Previously, he practised as a Chartered Accountant with Peat Marwick Mitchell & Co. in London. Mr. Nargolwala holds a Bachelors degree in Economics from the University of Delhi, India and is a Fellow of the Institute of Chartered Accountants in England and Wales.

Mr. Nargolwala was born in India in 1950 and is a citizen of the United Kingdom and a Permanent Resident of Singapore.

Information

Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com

Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse Group

As one of the world’s leading banks, Credit Suisse provides its clients with investment banking, private banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 45,000 people. Credit Suisse’s parent company, Credit Suisse Group, is a leading global financial services company headquartered in Zurich. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary Statement Regarding Forward-Looking Information

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

• Our plans, objectives or goals;

• Our future economic performance or prospects;

• The potential effect on our future performance of certain contingencies; and

• Assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

• The ability to maintain sufficient liquidity and access capital markets;

• Market and interest rate fluctuations;

• The strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular;

• The ability of counterparties to meet their obligations to us;

• The effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;

• Political and social developments, including war, civil unrest or terrorist activity;

• The possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;

• Operational factors such as systems failure, human error, or the failure to implement procedures properly;

• Actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;

• The effects of changes in laws, regulations or accounting policies or practices;

• Competition in geographic and business areas in which we conduct our operations;

• The ability to retain and recruit qualified personnel;

• The ability to maintain our reputation and promote our brand;

• The ability to increase market share and control expenses;

• Technological changes;

• The timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;

• Acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non- core assets;

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• The adverse resolution of litigation and other contingencies; and

• Our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date	September 10, 2007	By	/s/	Urs Rohner
General Counsel*

			/s/	Charles Naylor
Head of Corporate Communications

*  Print the name and title under the signature of the signing officer.

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